March 17, 2015

Stephanie J. Ciboroski

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	Canadian Imperial Bank of Commerce

Form 40-F for Fiscal Year Ended October 31, 2014

Filed December 4, 2014

File No. 001-14678

Dear Ms. Ciboroski:

Thank you for your letter dated March 3, 2015, addressed to Kevin Glass of Canadian Imperial Bank of Commerce (“we”, “us”, “CIBC” or “the Company”), setting forth comments of the staff of the United States Securities and Exchange Commission (the “staff”) on CIBC’s Form 40-F for the fiscal year ended October 31, 2014 filed on December 4, 2014.

We appreciate the effort that went into your comments. We have provided our responses in the order your comments appeared in the comment letter, which we have reproduced in bold face text. Our responses follow each comment or bullet, as applicable.

Form 40-F for Fiscal Year Ended October 31, 2014

Exhibit 99.B.3(C)

Management’s Discussion and Analysis, page 1

Financial Performance Overview, page 5

Non-interest income, page 7

1.	We note that investment management and custodial fees increased 43 percent from the prior year due to the growth of client assets and the acquisition of Atlantic Trust. We also note from your disclosure on page 5 that your assets under administration (AUA) have significantly increased from the prior year to $1.7 trillion and these amounts include the full amount of AUA you co-manage with the Bank of New York Mellon through a joint venture arrangement. Please address the following:

•	We note from your disclosure on page 116 that you refer to the managed assets obtained from Atlantic Trust as assets under management (AUM). However, you describe the AUM acquired from Atlantic Trust on page 21 as “funds managed and assets under administration” (within your private wealth management disclosure). Tell us and revise future filings to clearly disclose all AUA and AUM amounts.

Assets under Administration (AUA) and Assets under Management (AUM) are defined by CIBC in the Glossary on page 168 of our 2014 Annual Report. As the Glossary is not included within our filing with the SEC, we will revise future annual filings to include the Glossary.

AUA is defined in the Glossary as “assets administered by CIBC that are beneficially owned by clients and are, therefore, not reported on the consolidated balance sheet. Services provided by CIBC are of an administrative nature, such as the safekeeping of securities, collection of investment income, and the settlement of purchase and sale transactions. AUA also include actively managed client assets that are classified as assets under management.”

AUM is defined in the Glossary as “Assets managed by CIBC that that are beneficially owned by clients and are, therefore, not reported on the consolidated balance sheet. The service provided in respect of these assets is discretionary portfolio management on behalf of the clients. AUM amounts are included in the amounts reported under AUA.”

Based on the above definitions, the $1.7 trillion of “Assets under administration” disclosed in the Financial performance overview section on page 5 of the MD&A is inclusive of AUM.

We disclose the total of loans and deposits held and AUA administered by Private Wealth Management ($54.9 billion as at October 31, 2014) in “Funds managed and Assets under administration – Private Wealth Management” on page 21 of the MD&A. As noted above, AUA is inclusive of AUM. Of this total, Atlantic Trust had approximately $34 billion in AUA as at October 31, 2014, inclusive of AUM of approximately $29 billion (nil for loans and deposits). We will revise our disclosure in future annual filings to define Funds managed, and to more clearly indicate what is included in Funds managed and Assets under administration – Private Wealth Management.

•	We note from your disclosure on page 97 that you account for all joint ventures under the equity method. Therefore, it appears that your Bank of New York Mellon joint venture income is not recognized under the same revenue recognition principle as your management and custodial fees. Related to the previous bullet point, tell us and revise your disclosure on page 5 to disaggregate all AUA and AUM that are co-managed with Bank of New York Mellon.

The total AUA of $1.7 trillion referenced above includes approximately $1.3 trillion in custodial and sub-custodial assets that are administered by a 50/50 joint venture between CIBC and the Bank of New York Mellon (CIBC Mellon). The $1.3 trillion represents the full contract amount (i.e. 100%) of assets under administration by CIBC Mellon. We will revise our disclosure in future quarterly and annual filings to separately disclose the AUA that are under administration by CIBC Mellon. There is no AUM in the joint venture.

CIBC accounts for our joint venture interest in CIBC Mellon using the equity method of accounting, whereby we recognize our proportionate share of their after-tax net income and comprehensive income in our Consolidated statement of income and Consolidated statement of comprehensive income, respectively. Our proportionate share of the net income of CIBC Mellon is presented in our Consolidated statement of income as a single line item Income from equity-accounted associates and joint ventures.

•	Clarify in your disclosure, if true, that your investment management fees are based on your AUM and your custodial fees are based on your AUA.

•	Related to the previous bullet point, revise future filings to clarify the amount of revenue earned from investment management services and the amount earned from custodial services. Separately discuss in your MD&A the drivers of change for each.

Investment management fees are driven by various factors including, but not limited to, the amount of AUM. Investment management fees in our asset management and private wealth management businesses are generally driven by the amount of AUM, while investment management fees in our retail brokerage business are driven by a combination of the amount of AUA and, to a lesser extent, other factors unrelated to the amount of AUA (e.g. flat fees on a per account basis).

Custodial fees represent less than 10 percent of the Investment management and custodial fees line item. While a portion of custodial fees are driven by the amount of AUA, the majority of custodial fees are driven by factors that are unrelated to the amount of AUA (e.g. safety deposit box fees and administrative fees). As noted above, our proportionate share of custodial fees earned by CIBC Mellon are included within the Income from equity-accounted investments in associates and joint ventures line item.

We will revise our disclosure in future annual filings to indicate that our proportionate share of CIBC Mellon’s custodial fees are included within the line item Income from equity-accounted investments in associates and joint ventures, and that custodial fees recognized directly by CIBC are included in Investment management and custodial fees. As custodial fees do not represent a significant component of the Investment management and custodial fees line item, we do not intend to separately disclose the amounts of investment management and custodial fees. However, we will provide a more fulsome discussion in our annual disclosure of the drivers of the change in the amount of investment management and custodial fees recognized, including providing a greater link to changes in AUM and AUA where appropriate.

•	Provide a roll-forward of your AUM by investment strategy (i.e. equities, fixed income, cash, et al) that separately presents gross client inflows, gross client outflows, inflows from acquisitions, market appreciation/(depreciation), and foreign currency translation adjustments.

•	Provide your ending AUA balances by financial instrument mix (e.g. equities, fixed income, cash, et al) and geographic mix (e.g. Canada, United States, et al).

The following is a roll-forward of consolidated AUM for the fiscal year ended October 31, 2014:

$ billions	Total
Opening balance as at October 31, 2013	97
Add:
Gross client inflows	30
Inflows from acquisitions	25
Market appreciation	8
Foreign exchange translation adjustments	2
Less:
Gross client outflows	(22)

Ending balance as at October 31, 2014	140

The ending AUM of $140 billion as at October 31, 2014 includes $139.6 billion of AUM of our Retail Brokerage, Asset Management and Private Wealth Management businesses, which is included within our Wealth Management strategic business unit, as well as $0.4 billion of AUM included within Corporate and Other. We will revise future annual disclosures to more clearly indicate the amount of AUM of our various Wealth Management businesses.

We do not monitor and track gross inflows and outflows of AUM by investment strategy (e.g. equities, fixed income) and therefore a roll-forward on this basis is not available.

The following is a breakdown of the AUA (inclusive of AUM) as at October 31, 2014 by significant investment strategy (financial instrument mix):

$ billions, as at October 31, 2014	Equities	Fixed income	Mutual funds	Other	Total
CIBC administered assets	122	53	185	11	371
CIBC Mellon administered assets	745	534	—	68	1,347
Total AUA	867	587	185	79	1,718

The following is a breakdown of the AUA (inclusive of AUM) as at October 31, 2014 by geographical mix, which is based on the location in which the assets are administered.

$ billions, as at October 31, 2014	Canada	US	International	Total
CIBC administered assets	280	34	57	371
CIBC Mellon administered assets	1,347	—	—	1,347
Total AUA	1,627	34	57	1,718

•	Explain to us how each of these fees is calculated. In your response, tell us if you record these fees based on average or ending balances, and if based on average balances, please consider presenting average AUM/AUA.

As noted above, custodial fees are not a significant component of the Investment management and custodial fees line item and are generally driven by factors unrelated to AUM and AUA. Investment management fees are largely driven by a combination of AUM and AUA, and in general these fees are calculated based on monthly or quarterly ending balances. As a result, we do not intend to disclose average balances.

Accounting and Control Matters, page 73

Valuation of Financial Instruments, page 73

2.	We note your adoption of a funding valuation adjustment (FVA) in the amount of $112 million during the fourth quarter of 2014. Your disclosure indicates that you have excluded the FVA adjustment from the table on page 74 that presents your fair value adjustments because the FVA adjustment is considered integral to your valuation process. Please respond to the following:

•	In light of your disclosure on page 73 that the impact of FVA is to reduce the fair value of uncollateralized derivative assets “incremental to the reduction in fair value of credit risk already reflected through CVA” and credit risk is one of the fair value adjustments you disclose on page 74, please tell us why you don’t believe this is the type of adjustment that would be reflected as part of your fair value adjustments.

We do not believe that the FVA represents a valuation adjustment because its adoption represents the replacement of the LIBOR curve with the estimated market cost of funding curve as the discount rate in the base valuation of uncollateralized derivatives. In our view, valuation adjustments represent only those adjustments that are required to be applied on top of the base valuation of derivatives (such as CVA) in order to arrive at the estimated exit price. While not shown in the valuation adjustment table on page 74, FVA is fully reflected in the fair value of the derivatives on our consolidated balance sheet.

•	To the extent that you continue to believe it is appropriate to disclose FVA as part of your fair value adjustments on page 74, please tell us whether you plan to continue to disclose the effect of FVA in future filings.

We do not believe disclosing the ongoing affect of the application of FVA [the difference between the use of LIBOR and estimated market cost of funding] in future filings is a meaningful metric to users because we consider the FVA to be an integral part of our base valuation, just like any other market input, rather than a valuation adjustment. However, if we were to materially change the methodology used to estimate the market cost of funding, we would disclose the impact at that time.

Exhibit 99.B.3(B)

Note 2 – Fair Value Measurement, page 107

Fair Value of Financial Instruments, page 110

3.	We note that you have $4.9 billion of business and government loans carried at fair value through net income. We also note from your disclosure on page 108 that you separately present the fair value of any credit derivatives used to manage the credit risk associated with these loans. Please refer to paragraph 9 of IFRS 7 and respond to the following:

•	Tell us and revise future filings to disclose the current period and cumulative change in fair value that is attributable to the credit risk of these loans.

•	Clarify if the change in fair value is classified as part of trading income (loss), and if not, disclose which line item the change is classified within.

•	Tell us and revise future filings to disclose the amount of credit loss exposure that is mitigated through your use of credit derivatives and include in your disclosure the current period and cumulative change in fair value of these instruments.

Our disclosure on page 108 that referenced credit derivatives was describing the method we use to estimate the fair values of our amortized cost loans. The disclosure was only meant to clarify that the fair value of our amortized loans is not adjusted for the value of any credit derivatives used to manage the credit risk associated with them. As at October 31, 2014, only $400 million of loans carried at amortized cost were economically hedged by credit derivatives. The fair value of the credit derivatives hedging these loans was $6 million and the related $2 million negative change in fair value for the year ended at October 31, 2014 was recognized in the consolidated statement of income in the Trading income (loss) line.

As at October 31, 2014, we did not have any loans that we had designated at fair value through P&L. As a result, the disclosure required by paragraph 9 of IFRS 7 was not applicable to us.

The $4.9 billion of business and government loans that were carried at fair value through net income as at October 31, 2014 were mainly comprised of short-term bankers acceptances that we classify as trading loans (i.e. not loans designated at fair value through P&L) as we buy and sell them on a frequent basis for short-term profit taking purposes. We do not use credit derivatives to economically hedge these loans.

Note 6 – Structured Entities and Derecognition of Financial Assets, page 122

Single-Seller and Multi-Seller Conduits, page 122

4.	We note your disclosure that you manage and administer a single-seller conduit and several CIBC-sponsored non-consolidated multi-seller conduits in Canada. Your disclosure also states that the sellers to the conduits may continue to service the assets and may be exposed to credit losses realized on these assets, typically through the provision of over-collateralization or another form of retained interest. Please respond to the following:

•	In circumstances where the sellers to the conduits do not service the assets or are not exposed to credit losses realized on the assets, tell us whether you have any rights or responsibilities with respect to servicing the assets or realizing the credit losses through your credit facilities.

The purpose and design of the single seller and multi-seller conduits (the “conduits”) is to provide funding to clients. In most circumstances (except for two programs discussed below), the seller is both the servicer and is exposed to credit losses on the assets.

The only circumstances in which this is not the case relate to two separate franchise loan programs we have established for the franchisee networks for two third party corporate clients. In both instances, we originate the franchise loans directly through a special purpose vehicle (“SPV”) for those clients, immediately sell the franchise loans to one or more of the respective conduits and continue to service the franchise loans. Although the clients are not the legal seller, they are the arrangers in that they initiate the franchise loan program, provide credit enhancement for the franchise loans, and engage us to originate, sell and service the assets for them.

While, in the case of the franchise loan programs, we are legally the seller and servicer through the SPV we manage, we do not provide credit support to the conduits, except as noted below. The clients provide the credit enhancement by arranging for letters of credit, which are usually issued under the corporate credit facilities the client has with one or more banks.

One of the programs is funded in the ABCP market through several different bank-sponsored multi-seller conduits, including two sponsored by CIBC. CIBC provides backstop liquidity to the CIBC-sponsored multi-seller conduits as described in the response to the second part of the question below. The letter of credit for this program is issued through a facility with a banking syndicate in which CIBC is a syndicate member providing less than 20% of the commitment ($30 million as at October 31, 2014).

The second franchise program is funded through the single-seller conduit by a syndicated loan facility in which CIBC has a funding commitment of less than 20% ($81 million drawn as at October 31, 2014). CIBC is not one of the banks issuing the letter of credit for this program and CIBC does not provide a liquidity facility to this conduit.

In the event of the default of a franchise loan in either program, the client has the right to purchase such loan or the conduit will draw against the letter of credit in the program. Repayment of any draws under the credit facilities in either program are the responsibility of the client. It is our understanding that the franchise loans were recognized as amortized cost assets in the clients’ respective fiscal 2014 financial statements.

•	Tell us whether any of the fees earned by you under the accounting, cash management and operations services, or through the offering of backstop liquidity facilities or as a derivative counterparty are variable in nature, and how you evaluated the overall significance of the variability of the returns from these activities.

We consider the fees earned under the accounting, cash management and operating services to be variable in nature. The fees we receive from the conduits are based on the difference between a program fee charged by the conduit (based on the program’s size) and certain administrative expenses paid by the conduit. We have assessed that the variability of returns from the fees we earn from the multi-seller conduits to be very low relative to the variability of returns held by the ABCP holders and the sellers or arrangers. We have assessed that the variability of returns from the fees we earn from the single-seller conduit to be very low relative to the variability of returns to the client through its provision of credit enhancement as described in the response to the first part of this question.

We provide backstop liquidity facilities to certain multi-seller conduits. We consider the exposure to loss from providing the backstop liquidity facilities to be variable returns. However, we believe CIBC’s exposure to the liquidity facilities to be insignificant to the overall variability of returns of each of the affected conduits. This is mainly because the liquidity facilities are considered global style liquidity facilities that are only available to the conduits for managing liquidity risk (i.e. in the event the conduits are unable to roll their short-term debt), and not for managing credit risk associated with the potential default of the underlying assets as the amounts that can be drawn under the liquidity facilities are reduced with respect to defaulted assets, net of assumed recoveries. CIBC’s exposure to loss is further reduced as a result of the credit enhancements provided by the sellers or arrangers. Furthermore, none of the liquidity facilities for the conduits have ever been drawn, including during the liquidity crisis in 2007 and 2008. Therefore, we continue to expect that the liquidity facilities would only be drawn under an extreme liquidity stress scenario for which we believe the probability of occurrence is highly unlikely. In addition, we also held an insignificant amount of ABCP in these conduits as a market-maker. We have concluded that CIBC’s combined exposure to both the fees and the liquidity facilities discussed above and our investments in

ABCP to be insignificant to the overall variability of returns of each of the affected conduits.

We may also enter into interest rate derivatives and foreign exchange derivatives with the conduits to reduce interest rate and foreign currency risk in the conduits. For example, we enter into interest rate swaps with certain conduits to enable the conduits to hedge the interest rate risk between the fixed rate collateral assets and the floating rate cash flows of the conduits’ ABCP. We do not consider the exposure to CIBC from the derivatives to be variable returns because the derivatives are entered into with the purpose of reducing variability of the conduits’ cash flows, which are not considered a source of variable return in the conduits under IFRS, and the derivatives are transacted under market-based terms and conditions.

Note 15 – Common and Preferred Share Capital, page 135

Preferred Share Rights and Privileges, page 135

5.	We note from your disclosure that you have issued Class A Series 27, 29 and 39 Preferred Shares which are automatically convertible into common shares upon the occurrence of a non-viability trigger event. The Series 27 and 29 preferred shares are convertible into a number of shares based upon the then applicable cash redemption price divided by 95% of the common share price, subject to a minimum price of $2.00 per share, and the Series 39 preferred shares are convertible determined by dividing the par value plus unpaid dividends divided by average common share price, subject to a minimum of $5.00 per share. In light of the fact that these preferred shares could be settled in a variable number of shares, please tell us how you determined that equity classification was appropriate for these instruments.

When originally issued in 2004 and 2005, the Series 27 and 29 preferred shares were convertible (subject to certain conditions as outlined in the prospectus supplement) into common shares only at our option. The terms of the Series 27 and 29 shares on initial issuance did not include any mandatory redemption or contingent settlement features, and as such these shares were classified as equity instruments upon initial recognition under Canadian GAAP and upon our initial application of IFRS on November 1, 2010. We subsequently executed a deed poll with the Series 26 (fully redeemed as at October 31, 2014), 27 and 29 preferred shareholders stating that we would irrevocably renounce our conversion rights except in circumstances that would be a ‘Trigger Event’ (as defined in OSFI’s capital adequacy guidelines). We also provided a separate undertaking to OSFI to exercise our conversion rights in the event of a Trigger Event, as we note on page 135 of our Annual Report. While the deed poll maintains our conversion right only upon the occurrence of a Trigger Event, it is the separate undertaking to OSFI, rather than the contractual terms of the preferred shares, which establishes our obligation to exercise our conversion rights upon the occurrence of a Trigger Event. Since the contractual agreement with the preferred shareholders (as modified by the deed poll) does not require the conversion of the preferred shares into a variable number of common shares under any circumstances, we continued to classify the preferred shares in their entirety as equity. Specifically, while CIBC retains the right to convert the shares, it is under no obligation to do so under the contractual terms of the preferred shares.

When the Series 39 preferred shares were issued in 2014, the conversion features were included in the terms of the prospectus provided to the investors and, as such, represent an agreement with the investors. Accordingly, we consider the Series 39 preferred shares to be compound financial instruments. This conclusion was based on paragraph AG37 of IAS 32 which provides an example illustrating that a mandatorily redeemable preferred share with a discretionary payment feature should be considered a compound instrument. Paragraph 28 of IAS 32 required us to evaluate each component of these compound financial instruments separately to determine the appropriate classification. We determined that the Series 39 preferred shares have both an equity and a financial liability component. As any payments on the Series 39 preferred shares are discretionary and CIBC has the unconditional right to avoid delivering cash, such payments represent the equity component. As you note above, the terms of the Series 39 preferred shares also require that CIBC deliver a variable number of its own ordinary shares if a ‘Trigger Event’ (as defined in OSFI’s capital adequacy guidelines) occurs. This contingent settlement provision meets the definition of a non-derivative liability according to paragraph 11(d)(i) of IAS 32 and therefore represents the liability component. From a measurement perspective, paragraph 32 of IAS 32 effectively required us to first determine the fair value of the liability component and to allocate any residual value to the equity component. We determined that the fair value of the liability component was insignificant on the basis that the likelihood of a Trigger Event occurring is extremely remote, and in practice there is typically minimal, if any, spread differences between preferred shares issued with non-viable contingent capital (NVCC) features and those without. This effectively resulted in the full value of the Series 39 preferred shares being classified as equity.

We understand that this question of the classification of these types of instruments has been raised to the IFRS Interpretations Committee (“IFRIC”) given the lack of clarity in the application of the existing guidance under IFRS. While the IFRIC decided in January 2014 not to add this issue to its agenda, the view that financial instruments which are mandatorily convertible into a variable number of shares upon a contingent ‘non-viability’ event represent compound financial instruments was considered as an accepted view based on current IFRS guidance.

We believe that our accounting treatment for the Series 27, 29 and 39 preferred shares is appropriate. We also believe this treatment to be more useful for our financial statement users and shareholders as equity classification aligns with regulatory capital treatment under Basel III as these instruments are considered Tier 1 capital.

*     *     *     *     *

In connection with these responses, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would be pleased to discuss any of our responses with you if it would assist you or your team. Please do not hesitate to contact the undersigned at (416) 304-2424, Shuaib Shariff, SVP & CFO, Canada at (416) 980-5465, or Ian Manktelow, VP & Chief Accountant, at (416) 980-3871.

Very truly yours,

/s/ Kevin Glass

Kevin Glass

Senior Executive Vice President and Chief Financial Officer

cc:

Jane L. Peverett

Chair of the Audit Committee

Andre de Haan

Ernst & Young LLP